Exhibit 99.1

Meten EdtechX Announces Temporary Offer Allowing Warrants to be Exercised at a Reduced Price

SHENZHEN, China, December 7, 2020 – Meten EdtechX Education Group Ltd. (Nasdaq: METX) (“Meten EdtechX” or the “Company”), a leading omnichannel English language training (“ELT”) service provider in China, today announced the filing of a Tender Offer and Prospectus Supplements (the “Offer”) with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to which the exercise price of each tendered warrant of the Company (the “Warrant”) is being reduced to $1.40 per share.

To participate in the Offer and exercise Warrants at the reduced exercise price, holders will be required to tender such Warrants prior to 11:59 p.m. (Eastern Time) on January 5, 2021, as the same may be extended by the Company in its sole discretion (the “Expiration Date”).

There is a sixty-five percent (65%) minimum participation requirement with respect to the Offer (the “Participation Requirement”). If the Participation Requirement is met or waived by the Company at its sole discretion, (i) the Offer will be completed by the Company and (ii) the exercise price of all outstanding Warrants following the Expiration Date (the “Second Reduction Period”) will temporarily be reduced to $2.50 per share, and be subject to a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire Ordinary Shares at an effective price per share that is lower than the then exercise price of the Warrants, subject to customary exceptions. The Second Reduction Period will terminate on the later to occur of (i) the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period or (ii) the 61st day following the Expiration Date. If the Participation Requirement is not met or waived, the Offer will not be completed and the exercise price of the outstanding Warrants will remain at $11.50.

The Company is providing this opportunity to exercise the Warrants at a reduced price in order to encourage holders to exercise a meaningful portion of the outstanding Warrants, providing the Company with additional capital for potential acquisitions, working capital and general corporate purposes. The Company believes holders of the Warrants will find the Offer attractive given current market conditions.

Chardan Capital Markets, LLC acted as financial advisor and placement agent to the Company.

Additional Information

The discussion of the proposed Offer contained in this press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities. Holders of the Company’s outstanding Warrants should read those materials and the documents in the Tender Offer Statement on Schedule TO-I filed with the SEC carefully because they contain important information, including the various terms and conditions of the tender offer. The Tender Offer Statement, including the offer to exercise and other related materials, will also be available to Warrant holders at no charge on the SEC’s website at www.sec.gov or from the Company. Holders of the Company’s Warrants are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

For investor and media enquiries, please contact:

Meten EdtechX

Wendy Wang

+86 136-5142-6060

wendy_wsr@meten.com

Ascent Investor Relations LLC

Tina Xiao

+1 917-609-0333

tina.xiao@ascent-ir.com

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

For more information, please visit https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to complete the Offer; the volatility of the Company’s ordinary shares; the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.